September 16, 2010

John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
United States
Securities and Exchange Commission
Washington, D.C.  20549

Re: Response to Letter Dated August 16, 2010 concerning Javo Beverage Company, Inc. Form 10K for the year ended December 31, 2010 filed March 16, 2010 and Schedule 14a filed April 16, 2010

Dear Mr. Reynolds:

Following are Javo Beverage Company, Inc. responses to your letter inquiries of the filings mentioned above for your review and further comment.  The form of the response will have your questions followed by the Company’s response.

To the extent that members of the Staff have any remaining questions or concerns, we would be happy to make ourselves available to discuss these matters telephonically.

Form 10K for Fiscal Year Ended December 31, 2009.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A)

Outlook, page 19

Question 1.

It appears that the disclosure presented here which states that your overall debt obligations only increased $2.2 million is inconsistent with the actual change in the outstanding debt present in your balance sheet F-3.

Response 1

The amount of $2.2 million on page 19 of the form 10K appears to be a typographical error with the actual number being $7.2 million, as shown in the following table:

Summary of Debt Obligations	12/31/2009	12/31/2008

Lines of credit	$1,772,801	$5,816,230
Current portion of long-term debt	271,732	5,128,747
Long-term debt	26,692,123	10,577,674

Total debt obligations	$28,736,656	$21,522,651
Increase year over year		$7,214,005

This error was inadvertent and the Company’s debt obligations are clearly disclosed in several places in the Form K including on the balance sheet on page F-3 and in financial Notes 9 and 10 on pages F-18 and F-22.

Liquidity and Capital Resources

Question 2

It appears from your disclosure that you anticipate that your current cash and cash equivalents, your anticipated sales and gross profits, your anticipated dispenser financings and cost cutting measures will provide adequate capital to fund operations.

Please provide a detailed discussion of how your liquidity position will be impacted if those items you have anticipated do not materialize considering your continued loss from operations, your working capital deficit and your material debt obligations.

In addition, please revise your disclosure to discuss your consideration of known trends and uncertainties that you expect to have a material impact on your liquidity and capital resources.

Response 2

The Company’s Liquidity and Capital Resources disclosure on page 19 specifically states:

The Company anticipates that current cash and cash equivalents, as well as expected cash flows from anticipated increased sales and gross profits in 2010, anticipated dispenser financing, operational cost cutting, reduced staff and cost deferral measures, and advances from current commitment to fund debt service payments will provide adequate working capital to fund operations, sales growth and capital expenditures needs.

Please provide a detailed discussion of how your liquidity position will be impacted if those items you have anticipated do not materialize considering your continued loss from operations, your working capital deficit and your material debt obligations.

With the exception of increased sales and gross profit, the other material items mentioned in the above discussion of liquidity were either done or under the control of management to do at the time of the filing.  Dispenser financing was in place and operational cost cutting, staff reductions and cost deferral were in place or in process according to management’s schedule of implementation at the time of the filing.  Further, the commitment to fund debt service payments of $3.5 million was already in place.

In addition, other measures had been identified for implementation if needed.  These measures included agreements with Company executives to contribute up to 5 million shares of stock to provide the shares necessary to fund certain debt service payment advances from its $3.5 million loan commitment.  The executive team also agreed to reduce their salaries, if necessary to provide additional working capital.  Management had also identified additional departmental cost saving measures and personnel reductions that could be implemented if required.

In April 2010, the Executive team contributed 1.1 million shares to the Company.  The Company then used these shares to draw on its line of credit to pay the interest due on its debt obligation.

In July 2010, three executives and a senior employee reduced their salaries (by 15-20%) to improve the Company’s working capital.

In addition, please revise your disclosure to discuss your consideration of known trends and uncertainties that you expect to have a material impact on your liquidity and capital resources.

The primary source working capital/cash for the Company is sales.  There are no guaranties in any business that sales will be what are expected.  Management knew how many customers there were at the end of 2009. Management had solid numbers as to their buying history and patterns and the Company’s costs to generate sales. Management prepared projections for 2010 income statements, balance sheet and cash flow statement.  Management also ran multiple sensitivity projections varying revenues and costs to identify problems, bottlenecks and issues and related to business operations, cash flow and liquidity.  From these projections, management prepared contingency plans including identifying additional cost cutting measures, personnel adjustments and other measures and triggers.

In the Company’s business, coffee beans are the largest single cost of most of our products.  Coffee beans are considered a commodity in which costs vary daily based on a variety of reasons, including poor crops, weather problems, origin, quality, age and commodity market speculation.  The Company works through forward commitments to flatten out the spike in costs.  To address the dramatic changes in coffee prices, like those from early in 2010 and the late summer months of 2010, the Company can and has implemented price increases to maintain margins.  Such price increases can be instituted for almost all its customers within 30 to 60 days.  The Company increased its hot coffee concentrate prices for most customers in April 2010 by $2 per gallon/case and in August and September increased both its hot and iced coffee prices ranging from $1.50 to $6 per gallon in order to maintain its margins due to increases in commodity costs.

We expect that we would provide substantially similar disclosure in the MD&A contained in future periodic reports.

Financial Statements

Notes to Financial Statements

Note 3.  Summary of Significant Accounting Policies

Reclassifications, page F-10

Question 3

It appears from your disclosure that you have reclassified marketing allowance paid to various customers from a selling and marketing expense to a reduction of gross sales.  Please provide us with a detailed discussion of these marketing allowances, specifically what the allowances represents, how the allowances are determined and when are the allowances paid and cite the specific authoritative literature you utilized to support your accounting treatment.  Your discussion should address how you considered the guidance in FASB ASC 605-50, particularly how you analyzed the decision tree in FASB ASC 605-50-55-1 in reaching your conclusion that these items should be treated as a reduction of revenue.

Response 3

The Company’s reclassified marketing allowance falls in two general categories both of which fail the first condition in FASB ASC 605-50-55-1 and therefore should be shown as a reduction in revenue rather than a marketing expense.

The two categories for marketing allowances are:

Local marketing programs are where either a percentage of sales dollars or a specific dollar amount per case is paid to the distributor/customer through a bill back in return for the product being carried by the broad line or specialty distributor.  These payments are paid by deducting the allowance amount from invoices being paid to Javo.  Generally distributor invoices are paid to Javo on net 30 day terms.  In certain instances Javo receives access to distributor trade shows or sales meetings as part of the local programs but generally it only results in certain of Javo’s products being carried in the distributor catalog of products.

Price deviations programs are where chain customers or group purchasing organizations which have negotiated a reduced price from the national or standard price Javo sells its products to distributor/customers. These price deviations are earned when one of the chain or group purchasing organization members buys Javo’s products from the broad line or specialty distributor.  Depending on the chain or group purchasing organization, these payments are either a result of direct invoices from the chain customer or group purchasing organization or through deductions (bill backs) for future invoices paid to Javo by the related broad line or specialty distributor.

Question 4

We note you have restated your financial statements for the periods ended December 31, 2008 and December 31, 2007.  It appears from the disclosure on page 23 that this restatement was the result of an error in accounting for marketing allowances.  However, we do not see where you filed an Item 4.02 Form 8-K and file and required Item 4.02 Form 8-K as soon as possible or tell us why you believe such filing is not required.

Response 4

We identified the error in classification and the need to correct the error as we were completing our review of our year end financial statements for the year ended December 31, 2009. The Board of Directors was notified and approved the correction on March 9, 2010, which was within 10 days of filing our Annual Report on Form 10-K for fiscal year 2009.  Although we did not file a Form 8-K reporting this, we respectfully submit that the need for the filing was obviated upon the filing of the Form 10-K, per General Instruction B.3 to Form 8-K.

Inventory, page F-14

Question 5

We note your disclosure that the inventory balance includes an allocation of general overhead in 2009.  Please provide a detailed discussion of whether the inventory balance included an allocation of overhead in prior years or whether this is a change in accounting principle.  Please refer to guidance in ASC 250-10-45.

Response 5

The overhead being allocated to the inventory balance is for production supervision and certain other indirect production expenses such as utilities and waste handling.  Prior year’s inventory balances were valued using this same allocation method.  There was no change in accounting principle, simply additional information included in the current year disclosure.

Note 10. Long-Term Debt

Senior Subordinated Promissory Notes, page F-19

Question 6

We note your disclosure states that an aggregate of 102,500,000 shares were issued in connection with the $22.5 senior subordinated promissory notes.  The 102,500,000 shares presented here appear to be inconsistent with the disclosure of 86,300,000 shares presented in the statement of stockholder’s deficit on F-7.  Please clarify or revise.

Response 6

An aggregate of 102,500,000 shares were issued in connection with the $22.5 million in senior subordinated promissory notes.  Part of these promissory notes were funded in December 2008 and the remainder in 2009, and were appropriately shown on the Statements of Stockholder’s Deficit on F-6 and F-7, respectively.  See the breakdown below:

Shares issued in 2008	16,200,000
Shares issued in 2009	86,300,000
Total shares issued	102,500,000

We viewed the entire issuance of shares as one grouping and have presented our discussion of the transactions in this manner.  In the future, we will make our comments on current transactions only, not on the entire grouping.

Questions 7

It appears from your disclosure that you determined the value of the shares issued in connection with the senior subordinated promissory notes to be $4,321,183 and $4,232,424 for a total of $8,553,607, based on the relative fair value method.  This balance appears to be inconsistent with the balance of $10,041,591 presented in the statement of stockholders’ deficit on F-7.  Please clarify or revise.

Response 7

The debt discount amounts shown in Footnote 10, page 19 were inadvertently taken from an outdated supporting schedule. The disclosure amounts should have been $6,571,340 and $3,470,251, for a total of $10,041,591, based on the relative fair value method.  The correct totals were shown in the financial statements both on the balance sheet F-3 and on the Statement of Stockholders’ Deficit on Page F-7.  We will correct this footnote in future filings.

Question 8

It appears from your disclosure that you recorded a debt discount of $4,321,183 and $4,232,424 related to the issuance of the senior subordinated promissory notes.  The total of these amounts appears to be inconsistent with the balance of $11,126,194 presented in the balance sheet on F-3.  Please clarify or revise.

Response 8

The $11,126,194 presented on page F-3 is a total of unamortized debt discount for all of the Company’s debt, not just the debt issued in 2009.  As mentioned in our response to question #7, the $4,321,183 and $4,232,424 in the disclosure was inadvertently picked up from an outdated supporting schedule.  These amounts should have been $6,571,340 and $3,470,251.  Following is a table detailing the unamortized debt discount presented on the balance sheet on F-3.

Unamortized discount on long-term debt
Description	BS F-3
Debt Discount 5 Year Notes	2,073
Debt Discount $22.5 Million Debt	9,543,830
Debt Discount $4 Million Debt	1,580,291

Unamortized discount on long-term debt	11,126,194

The amount of unamortized discount on long-term debt disclosed of $11,126,194 on the balance sheet on F-3 is correct.

Question 9

It appears from your disclosure that you have capitalized the one-time transaction fee of $500,000 paid to Falconhead Capital LLC for consulting services as an intangible asset that is being amortized over the period of the senior subordinated promissory notes.  Please provide detailed discussion of how you determined these costs should be capitalized and cite the specific authoritative literature you utilized to support your accounting treatment.

Response 9

The $500,000 transaction fee was capitalized and is being amortized as a loan cost paid for services rendered in connection with the evaluating, negotiating and structuring of $12 million of our senior subordinated 8 year promissory notes.  We considered guidance under ASC 310-20-25 in reaching our conclusion that the fees paid in connection with this loan should be deferred and we are expensing them over the 8 year life of the loan.

Note 12. Stock and Warrant Transactions, page F-24

Question 10

It appears from your disclosure that 5,000,000 options granted in 2007 were cancelled in June 2009 and reissued for 5,000,000 shares of forfeitable common stock.  Please provide a detailed discussion of how you accounted for the modification of these stock options and cite the specific authoritative literature you utilized to support your accounting treatment.  Please ensure your discussion includes your consideration of the guidance provided in FASB ASC 718-20-35-3.

Response 10

The Compensation Committee of the Board of Directors, as part of its review of Company executive compensation, determined that the options issued to the executives in 2007 no longer held value to the grantees.  At the time the options were granted, the Company’s stock was trading at $1.16 and the Company had every reason to believe the stock price would continue to be around that amount or higher.  In June 2009, the Company’s stock was trading around $0.30, a 74% decrease.  The Compensation Committee felt the awards should be modified to fulfill the original purpose of compensating the Company’s executives.  It was determined that cancelling the options and granting restricted common stock would be a fair modification and was acceptable to the grantees.

In recording the modification of the employee compensation award issued in 2007, we calculated the fair value of the original award immediately before the modification and compared it to the fair value of the modified award in accordance with ASC 718-20-35.  We determined the fair value of the options immediately before the modification was $815,500 and the fair value of the common stock was $1,350,000.  The fair value of the modified award exceeded the fair value of the original award immediately before the modification; therefore, we compared the fair value of the original award at its grant date to the fair value of the modified award and determined that the original award was greater.  Therefore, the unamortized value of the original award is being amortized over the vesting period of the new awards.

Note 14. Related Party Transactions, page F-26

Question 11

It appears from your disclosure that you have the right to acquire liquid concentrate dispensers leased under your rental agreement with Javo Dispenser, LLC for the nominal consideration of $1.  Please provide a detailed discussion of how you are accounting for this lease transaction and cite the specific authoritative literature you utilized to support your accounting treatment.  Please ensure your discussion includes your consideration of the guidance provided in FASB ASC 840-30.

Response 11

The lease agreement with Javo Dispenser, LLC calls for a monthly lease payment of $60,680 ($71.05 per active dispenser) through the end of 2010, at which time we have the right to acquire the dispensers for $1 each if we choose to do so.  We are accounting for this capital lease transaction in accordance with ASC 840-30 whereby we measured the capital lease asset and capital lease obligation initially at an amount equal to the present value of the minimum lease payments during the lease term.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures, page 23

Question 12

Please provide a detailed discussion of how the material weakness in your internal controls over financial reporting, that resulted in a restatement of your financial statements, impacted your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please refer to Item 307 of Regulation S-K for further guidance.

Response 12

In coming to the conclusion that the Company’s disclosure controls and procedures were effective as of December 31, 2009, management determined that the restatement which resulted in the Company’s internal controls over financial reporting being ineffective did not impact the Company’s ability to ensure that information required to be disclosed by the Company was properly recorded, processed, summarized and reported in a timely manner.  Management determined that the Company’s ability to accumulate and communicate required information in a manner to allow for timely decisions regarding required disclosure was not affected by the restatement of the Company’s previously issued financial statements.

Management’s Report on Internal Control over Financial Reporting, page 23

Question 13

We note that you have identified material weaknesses in your control process. Please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Response 13

In March 2010, the Company and its auditors identified the need to reclassify marketing allowances from selling and marketing to net sales when discussing the increase in costs between 2009 and 2008.  In late 2006, the Company began targeting national accounts customers.  These new customers requested allowances to market our product.  At the time, we identified the proper accounting was an offset to gross sales using guidance of FASB ASC 605-50 and FASB ASC 605-55-1.  The amounts in 2006 were approximately $200 thousand, and considered immaterial and the practice of giving marketing allowances was not expected to recur.  From 2007 through 2009, we successfully grew our national accounts, and continued to provide marketing allowances, but continued to classify the costs as selling and marketing. The Board was notified of the need to reclassify the allowances in the Form 10-K for 2009 and restate the income statements for 2008 and 2007 and approved the restatement on March 9, 2010.

Changes in Internal Control over Financial Reporting, page 23

Question 14

Please disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.:”

Response 14

There were no changes in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 in the most recent fiscal quarter.

Question 15

It appears from your disclosure here and in the last paragraph of the Report of the Independent Registered Public Accounting Firm that your internal control over financial reporting has been reviewed and attested to by Farber Hass Hurley.  Please revise to provide the attestation report on your internal control over financial reported as required by Item 308(b) of Regulation S-K.

Response 15

In the process of filing the Form 10-K, Farber Hass Hurley’s attestation report on our internal control over financial reports was inadvertently omitted.  Attached as Exhibit A to this letter is our auditor attestation report.   We will ensure on future filings the attestation report as required will be included in our Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 27

Question 16.

We note that financial statement footnote 14 discusses several related party transactions and that you elect to incorporate information addressing the requirements of Item 13 of Form 10-K from your proxy statement.  We were unable to locate any disclosure in your proxy.  Please advise and, if necessary, amend you Form 10-K to provide any required disclosure.

Response 16

The related party disclosures were included in the footnote and not repeated in Item 13 of our Form 10-K or in our proxy statement Schedule 14A by mistake.  The footnote 14 to our financial statements discloses all the related party disclosure that should have been in either Item 13 of the form 10-K or the proxy statement.  We will ensure future filings include the appropriate disclosures either in Item 13 or in our proxy statement Schedule 14A.  Attached to this letter as Exhibit B are the related party disclosures that are included in the footnotes to our financial statement in our Form 10-K for 2009.

Signatures

Question 17

It does not appear that your document has been signed by your Principal Executive Officer, Principal Financial Officer or Principal Accounting Officer in there capacities as such.  See General Instruction D to Form 10K.  Please amend your Form 10-K to include all required signatures.  In this respect you attention is directed to your letter to us dated June 26, 2008.

Response 17

We note that although the captions identifying roles of persons signing were omitted from the signature page, the Form 10-K was in fact executed by the Principal Executive Officer (Cody C. Ashwell) and the Principal Financial and Accounting Officer (Richard A. Gartrell).

Exhibit 32.2 – Section 906 Certification

Question 18

It appears that the Chief Financial Officer identified within the body of the certification is inconsistent with the actual signature.  Please clarify or revise.

Response 18

The body of the certification exhibit 32.2 is in error.  The name Cody C. Ashwell should read Richard A. Gartrell.  We will ensure this is correct in future filings, see revised certification 32.2 attached as Exhibit C.

Schedule 14A, filed April 16, 2010

General

Question 19

In future filings please provide the discussion contemplated by Item 407(h) of Regulation S-K as it relates to the board’s leadership structure.  Please provide us with your proposed draft disclosure.

Response 19

Board Leadership and Oversight:  The chairman of our Board of Directors is Ronald Beard and the principal executive officer is our Chief Executive Officer Stanley Greanias.  With the exception of the CEO, Mrrs. Hackett and Solomon, our Board members are independent directors as discussed in our proxy statement.  Our Board of Directors and Executive Committee meets several times each year to review the Company’s performance, consider business risks and evaluate our business strategies.  The risks generally include those items identified in the risk factors outlined in item 1A of the annual Form 10-K.  Our Directors are expected to devote sufficient time and attention to their duties and to insure that their other responsibilities, including service on other boards, do not interfere with their responsibilities to Javo.  Directors are expected to prepare for and attend all Board meetings and meetings of Committees to which they are assigned absent extenuating circumstances.  We have determined that this leadership structure is appropriate for the Company as it facilitates the communication of relevant information to the board.  While not involved in the day-to-day operations of the Company, the Board has an oversight responsibility for the direction of the Company’s operations.

Security Ownership of Certain Beneficial Holders and Management, page 2

Question 20

We note various filings, including a Form 8-K filed on March 15, 2010, which suggest that Falconhead Capital, LLC is the beneficial owner of greater than 10% of your common stock.  It is unclear whether its shares were presented in your table.  Please advice.

Response 20

Falconhead Capital, LLC is the managing member and primary owner of Coffee Holdings, LLC with is shown as the owner of 65,000,000 or 21.8% of our common stock.  In the future we will clarify this in our disclosures.

Corporate Governance, page 8

Question 21

Footnote 10 to your financial statements indicates that Mr. Scott Dickey was nominated by Falconhead Capital and indicates that you entered into a professional services agreement with a private equity firm to provide financial and management services to you on an on-going basis.  The firm is not named in the footnote.  Please advise us whether the firm is, or is affiliated with, Falconhead Capital.  If so, please clarify whether Mr. Dickey provides services or received compensation under this arrangement.  Also clarify whether Falconhead Capital’s ownership is presented as Coffee Holdings in your beneficial ownership table.  Finally, if applicable, revise to address what consideration you gave to these relationships – including the on-time $500,000 and the annual $100,000 fees in reaching the conclusion that Mr. Dickey was independent.  We may have further comment on your response may affect other disclosure items such as 402 and 404 of Regulation S-K.

Response 21

In response to the Staff’s question, the counterparty to the professional services agreement is Falconhead Capital.  Mr. Dickey does not provide services under this agreement and does not receive any compensation from the Company under this arrangement.

The entity that Falconhead Capital used to make its investment in the Company is Coffee Holdings, LLC, as disclosed in the Falconhead Capital Schedule 13D filed on April 15, 2009. The natural person who directs the voting and disposition of the Company securities held by Coffee Holdings and Falconhead Capital is David S. Moross, who is the founder and Chief Executive Officer of Falconhead Capital.

Although Mr. Dickey was nominated by Falconhead Capital, the Board of Directors determined that Mr. Dickey was independent under applicable NASDAQ listing standards.  More specifically, NASDAQ Marketplace Rule 5605(a)(2) requires an affirmative finding of independence in light of relationships that may affect the exercise of independent judgment in carrying out the responsibilities as a director.  The Rule then provides a list of certain types of relationships that would preclude a finding of independence, none of which applies in the case of Mr. Dickey.  Although Mr. Dickey is an Operating Partner at Falconhead, he is not a General Partner (i.e., a member of the Falconhead partnership), controlling shareholder or executive officer of Falconhead.  Mr. Dickey is an investor in Coffee Holdings, LLC, but owns only a minority interest and does not exercise control over the voting or disposition of the shares held by Coffee Holdings.  Accordingly, the Board of Directors, after considering the relationship with Falconhead and Mr. Dickey’s role at Falconhead, as well as his interest in Coffee Holdings, concluded that Mr. Dickey was independent.  We expect that this independence determination will be reconsidered in 2010 in the ordinary course of business.

Question 22

Your page nine disclosure indicates that you determined that none of your directors, including Mr. Baker qualify as an audit committee financial expert.  On page 27 of your Form 10-K, you indicate that Mr. Baker “qualifies as an audit committee financial experts.”  Please advise.

Response 22

Mr. Baker would have qualified as an audit committee financial expert at the time of the filings.  However, the Company does not have an audit committee and Mr. Baker is no longer on our board of directors.  We will make sure future filings are clear on this matter.

The above responses to your inquiry are presented for discussion and subject to further clarification as requested. After you review the above responses, we suggest a conference call to go over the response and any further inquiry.

Further, we acknowledge that:

1.	Javo Beverage Company, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;
2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Gartrell

Richard A. Gartrell
CFO

cc   Mr. Stanley Greanias, CEO

Exhibit A – Auditor’s Internal Control Attestation Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Javo Beverage Company, Inc.
Vista, CA

We have audited Javo Beverage Company, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Javo Beverage Company, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

The Company previously reported its marketing allowances as a part of its selling and marketing expenses instead of properly reporting them as a part of net sales in accordance with FASB ASC 605.  This error had no effect on previously reported net loss, but it reduced gross profit and operating expenses and therefore resulted in a restatement of the 2008 and 2007 statements of operations.  Thus, the Company reclassified marketing allowances presenting them as a part of net sales instead of selling expenses. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated March 16, 2010 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Javo Beverage Company, Inc. has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of operations, stockholders’ deficit, and cash flows of Javo Beverage Company, Inc., and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ Farber Hass Hurley LLP
Granada Hills, CA
March 16, 2010

Exhibit B – Related Party Transaction Disclosure

Private Debt Offering

As a part of the $10.5 million raised in 2008 and 2009, Company board members, Mssrs. Baker, Beard, Carlton and Hackett, invested a total of $2.6 million or $2.0 million, $100,000, $200,000, and $300,000, respectively and received a promissory note for the amount of their investment plus five shares per dollar invested or for a total of 13 million shares of the Company’s restricted common stock in the same ratio as other similar investors.

Preferred Stock Dividend

The Company issued in-kind dividends of 16,225, 14,754 and 13,409 shares of Series B Preferred Stock, respectively, to six of its Board members in 2009, 2008 and 2007, respectively.  The following table breaks down the ownership of preferred shareholders by non-related and related parties.

	2009	2008	2007
Non-related parties	2,184,268	1,985,698	1,805,181
Board of Directors	178,478	162,253	147,502
Total	2,362,746	2,147,951	1,952,683

Dispenser

In 2005, the Company entered into a seven year rental agreement with Javo Dispenser, LLC (“LLC”) to rent liquid concentrate dispensers for placement at its customer locations.  The LLC is a Delaware limited liability company owned by Company directors Baker, Hackett and Solomon, two former directors and three other Company shareholders.  The Company’s Chief Financial Officer serves, without remuneration of any kind, as the General Manager of the LLC.  The LLC has agreed to acquire, as needed, up to $2,000,000 worth of liquid dispensers.  The term of the rental agreement extends to 2010 and, at the end of the term, the Company has the right to acquire the dispensers for nominal consideration of $1.00.

JAVO BEVERAGE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 14.    RELATED PARTY TRANSACTIONS (CONTINUED)

Dispenser

As of December 31, 2009, the LLC had purchased 896 dispensers.  The Company incurred dispenser rental expense of $728,160, $728,160 and $716,640, in 2009, 2008 and 2007, respectively.  Presented below are the Condensed Balance Sheets as of December 31, 2009 and 2008, and the Statements of Operations for the years ended December 31, 2009, 2008, and 2007 respectively.

JAVO DISPENSER, LLC.
CONDENSED BALANCE SHEETS
As of December 31, 2009 and 2008
(UNAUDITED)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$1,167	$704
Accounts receivable	452,120	253,326
Total current assets	453,287	254,030
Property and equipment, net	594,416	1,041,210
Total assets	$1,047,703	$1,295,240

LIABILITIES AND MEMBER EQUITY
Current liabilities:
Accounts payable and accrued expenses	$23,950	$52,284
Long-term debt	338,764	806,610
Total liabilities	362,714	858,894
Member Equity	684,989	436,346
Total liabilities and member equity	$1,047,703	$1,295,240

JAVO DISPENSER, LLC.
CONDENSED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007
(UNAUDITED)

	2009	2008	2007

Rental Income	$730,482	$728,160	$716,640
Operating expenses:
General and administrative	(457,849)	(443,302)	(434,307)
Total operating expenses	(457,849)	(443,302)	(434,307)
Income from operations	272,633	284,858	282,333
Other income (expenses):
Interest expense	(23,990)	(69,031)	(143,887)
Net Income	$248,643	$215,827	$138,446

Exhibit C – 32.2 Certifications

EXHIBIT 32.2

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Javo Beverage Company, Inc., a Delaware corporation (the “Company”), on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the “Report”), Richard A. Gartrell, Chief Financial Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Richard A. Gartrell
Richard A. Gartrell Chief Financial Officer March 16, 2010